Risks Related to Our Business

Currency exchange rate fluctuations could lower our revenue and net income.

     In 2001, we recognized 83% of our revenue in non-United States markets in each market’s respective local currencies. We purchase inventory primarily in the United States in U.S. dollars. In preparing our financial statements, we translate revenue and expenses in foreign countries from their local currencies into U.S. dollars using weighted average exchange rates. If the U.S. dollar strengthens relative to local currencies, our reported revenue, gross profits and net income will likely be reduced. For example, in 2001, the Japanese yen significantly weakened, which reduced our operating results on a U.S. dollar reported basis. Our 2002 operating results could be similarly harmed if the Japanese yen weakens from current levels. Given our inability to predict the degree of exchange rate fluctuations, we cannot estimate the effect these fluctuations may have upon future reported results, product pricing or our overall financial condition. Although we attempt to reduce our exposure to short-term exchange rate fluctuations by using foreign currency exchange contracts, we cannot be certain these contracts or any other hedging activity will effectively reduce exchange rate exposure.

Because our Japanese operations account for over 50% of our business, any adverse changes in our business operations in Japan would harm our business.

     Approximately 57% of our 2001 revenue was generated in Japan. Various factors could harm our business in Japan, including worsening of economic conditions. Economic conditions in Japan have been poor in recent years and may worsen or not improve. Our revenue in Japan decreased from 68 billion yen in 1999 to 60 billion yen in 2000, representing a 12% decrease in local currency terms, in part because of economic conditions and stagnant consumer confidence. Continued or worsening economic and political conditions in Japan could further reduce our revenue and net income. In addition, our operations in Japan face significant competition from existing and new competitors. Our operations would also be harmed if our planned growth initiatives fail to generate continued interest and enthusiasm among our distributors in this market and fail to attract new distributors.

If we are unable to retain our existing independent distributors and recruit additional distributors, our revenue will not increase.

     We distribute almost all of our products through our independent distributors and we depend on them directly for substantially all of our revenue. Our distributors may terminate their services at any time, and, like most direct selling companies, we experience high turnover among distributors from year to year. As a result, we need to continue to retain existing and recruit additional independent distributors. To increase our revenue, we must increase the number of and/or the productivity of our distributors.

     Although we experienced an increase in executive and active distributors in 2001, we have experienced declines from time to time in both active distributors and executive distributors in the past. The number of our active and executive distributors may not increase and could decline once again in the future. We cannot accurately predict how the number and productivity of distributors may fluctuate because we rely upon our existing distributors to recruit, train and motivate new distributors. Our operating results could be harmed if our existing and new business opportunities and products do not generate sufficient interest to retain existing distributors and attract new distributors. The number and productivity of our distributors also depends on several additional factors, including:

•	adverse publicity regarding us, our products, our distribution channel or our competitors;

•	failure to motivate our distributors with new products;

•	the public's perception of our products and their ingredients;

•	the public's perception of our distributors and direct selling businesses in general; and

•	general economic and business conditions.

     In addition, we may face saturation or maturity levels in a given country or market. This is of particular concern in Taiwan, where industry sources have estimated that over 10% of the population is already involved in some form of direct selling. The maturity of several of our markets could also affect our ability to attract and retain distributors in those markets.

The regulatory environment in China is rapidly evolving, and our expansion plan for operations in China may be modified or otherwise harmed by regulatory changes, subjective interpretations of laws or an inability to work effectively with national and local government agencies.

     Our plans for expansion in China are still developing and are subject to further review and modification as we work with national and local government agencies in connection with the implementation of our current plans. Although we are presently working closely with both national and local agencies in developing our plans, our efforts to comply with local laws may be harmed by a rapidly evolving regulatory climate and subjective interpretation of laws by the authorities. Further, due to the foregoing restrictions, our global network marketing business model cannot be fully implemented at present in China and as a result, we are subject to the risk that some of our foreign distributors may conduct business in China in a prohibited manner and bring about negative media or regulatory actions. Any determination that our operations or activities are not in compliance with applicable regulations could negatively impact our business and our reputation with Chinese regulators.

     The current restrictions on direct selling activities in China could harm our ability to expand our operations in China as planned. Although the regulatory climate in China is changing with the country’s accession to the World Trade Organization, it is uncertain whether restrictions impacting our business, including the requirement that sales only be transacted by employees of the company in a fixed retail location, will be eased. We cannot assure you that we will be able to implement the direct selling model we utilize in our other markets at any time in the foreseeable future in China, and we believe this could limit our success in this market.

Restrictions on direct selling activities in China require us to employ a local sales force that markets and sells our products from retail store locations, and we have limited previous experience in managing retail stores or an employed sales force.

     The current regulatory environment in China prohibits us from implementing our distribution model there. As a result, in order to enter this market, we have established 32 retail stores and hired approximately 430 sales employees, as of March 31, 2002. We plan to significantly increase the number of our retail stores in China over the next year and introduce a number of our premium personal care products through these stores in early 2003. Opening and operating these retail stores in China will involve significant expense, including expenses associated with hiring additional sales personnel, entering into leases for commercial space and maintaining sufficient inventory to supply these stores. We anticipate investing approximately $15 million in our retail store expansion over the next 12 months. If this expansion is not successful, we may not recover our investment. We have limited prior experience in managing retail stores or an employed sales force and accordingly, we cannot assure you that we will be able to do so successfully. If we are unable to effectively manage our retail stores or employees, our government relations may be compromised and our ability to realize our expansion plans in China may be prejudiced.

Because of regulations that require us to locally manufacture products we sell in China, we have invested substantial financial resources in our own manufacturing facility and we cannot assure you that we will be successful in managing these operations.

     Chinese regulations currently require that we sell locally manufactured products. As a result, we have acquired and operate our own manufacturing plant which produced approximately 30% of our products sold in China for the three months ended March 31, 2002. We have no previous experience in manufacturing products and we cannot assure you that we will be successful in managing these operations.

     Further, we rely on other local manufacturers to produce the remaining products we sell in China. We could experience difficulties or other disruptions in the manufacture of our products by third parties. To the extent we experience any such difficulties or disruptions, we may be unable to achieve timely delivery of our products for sale, which could result in lost revenue. In addition, we have implemented processes and procedures to ensure adequate quality control for our products manufactured by third parties, but we cannot assure you that these standards will be met consistently and any failure to maintain the quality associated with our brand could harm our reputation and revenue potential. Chinese commercial law is relatively undeveloped compared to most of our other major markets and, as a result we may have limited legal recourse in the event we encounter significant difficulties with our third- party manufacturers. Further, limited protection of intellectual property is available under Chinese law and the local manufacturing of our products may subject us to an increased risk that unauthorized parties may attempt to copy or otherwise obtain or use our product formulations. As a result, we cannot assure you that we will be able to adequately protect our product formulations.

If we are unable to expand operations in any of the new markets we have currently targeted, we may have difficulty achieving our long-term objectives.

     A significant percentage of our revenue growth over the past decade has been attributable to our expansion into new markets. For example, the revenue growth we experienced in 2001 was due in part to our successful expansion of operations into Singapore and Malaysia. Moreover, our growth over the next several years depends on our ability to successfully introduce our products and our distribution system into new markets, including China and Eastern Europe. In addition to the regulatory difficulties we may face in accessing these new markets, we could face difficulties in achieving acceptance of our premium-priced products in developing markets. In the past, we have struggled to operate successfully in developing country markets, such as Latin America. This may also be the case in China and Eastern Europe and the other new markets into which we currently intend to expand. If we are unable to successfully expand our operations into these new markets, our opportunities to grow our business may be limited and as a result, we may not be able to achieve our long-term objectives.

Adverse publicity concerning our business, marketing plan or products could harm our business and reputation.

     The size of our distribution force and the results of our operations can be particularly impacted by adverse publicity regarding us, the legality of our distributor network, our products or the actions of our distributors. Specifically, we are susceptible to adverse publicity concerning:

•	the legality of network marketing;

•	the ingredients or safety of our or our competitors' products;

•	regulatory investigations of us, our competitors and our respective products;

•	the actions of our current or former distributors; and

•	public perceptions of direct selling businesses generally.

In addition, in the past we have experienced negative publicity that has harmed our business in connection with regulatory investigations and inquiries. We may receive negative publicity in the future and it may harm our business and reputation.

Although our distributors are independent contractors, improper distributor actions that violate laws or regulations could harm our business.

     Distributor activities in our existing markets that violate governmental laws or regulations could result in governmental actions against us in markets where we operate. Except in China, our distributors are not employees and act independently of us. We implement strict policies and procedures to ensure our distributors will comply with legal requirements. However, given the size of our distributor force, we experience problems with distributors from time to time. For example, product claims made by some of our distributors in 1990 and 1991 led to an investigation by the United States Federal Trade Commission, or FTC, which resulted in a consent decree with the FTC described further below. Distributors often desire to enter a market before we have received approval to do business in order to gain an advantage in the market. Improper distributor activity in new geographic markets can be particularly harmful to our ability to ultimately enter these markets, which is of a particular concern in China given the current restrictions on direct selling activities and the political climate in that market.

Failure of our Internet and our other technology initiatives to create sustained distributor enthusiasm and incremental revenue growth would negatively impact our business.

     We have invested over $100 million in technology for our business over the last five years, including our acquisition of Big Planet. Through these investments, we have introduced various Internet and other initiatives in our major markets in order to increase distributor sponsorship and retention. Although we believe these initiatives have provided us with a competitive advantage, uncertainty exists regarding the long-term effects of these initiatives. We cannot assure you that these initiatives will continue to increase distributor sponsorship and activity or generate revenue growth on a sustained basis. These initiatives are subject to various risks and uncertainties including:

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 our possible inability to maintain a reliable technology infrastructure with the necessary speed, data capacity and security, as well as timely development of complementary products such as high-speed modems, for providing reliable Internet access and services;

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 the possibility that we may encounter technical problems and delays in deploying planned Internet and technological enhancements, either of which could reduce distributor enthusiasm, increase the costs of these initiatives and negatively impact our revenue;

•	our potential inability to adapt to rapidly changing technologies and evolving industry standards and to improve the performance, features and reliability of our services;

•	the possibility that new product introductions and initiatives will adversely affect sales of our other products and not generate incremental growth; and

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 our potential inability to adapt our systems to new standards or protocols or to manage increased Internet activity levels or increased government regulation, particularly those relating to the liability of online service companies for information carried on or disseminated through their services.

     Our adoption of new Internet and technological advances to enable our distributors to increase productivity has required substantial expenditures, and we may not be able to integrate the Internet or related technologies into our business in a profitable manner. For example, we have experienced difficulties in marketing our price-sensitive Big Planet products and services. We incurred operating losses related to these products and services in the United States of approximately $16 million for the year ended December 31, 2001 and $3 million for the three months ended March 31, 2002.

Failure of new products to gain distributor and market acceptance could harm our business.

     A critical component of our business is our ability to develop new products that create enthusiasm among our distributor force. If we fail to introduce new products planned for introduction in 2002, our distributor productivity could be harmed. In addition, if any new products fail to gain market acceptance, are restricted by regulatory requirements, or have quality problems, this would harm our results of operations. Factors that could affect our ability to continue to introduce new products include, among others, government regulations, the loss of key research and development staff from our divisions, the termination of third-party research and collaborative arrangements, proprietary protections of competitors that may limit our ability to offer comparable products and any failure to anticipate changes in consumer tastes and buying preferences.

Government inquiries, investigations and actions could harm our business.

     From time to time we receive formal and informal inquiries from various government regulatory authorities about our business and our compliance with local laws and regulations. Any determination that we or any of our distributors are not in compliance with existing laws or regulations could potentially harm our business. Even if governmental actions do not result in rulings or orders, they potentially could create negative publicity. Negative publicity could detrimentally affect our efforts to recruit or motivate distributors and attract customers and consequently, could reduce revenue and net income.

     In 1993, we, together with three of our distributors, entered into a consent decree with the FTC relating to its investigation of our distributors’ product claims and practices. As part of the settlement of the FTC’s, investigation, we paid a fine of approximately $1 million to the FTC. In August 1997, we reached a settlement with the FTC with respect to alleged violations of this consent decree pursuant to which we paid an additional $1.5 million fine. In December 2000, we received notice from the FTC that they were once again investigating our compliance with our consent decree. In August 2001, we provided information to the FTC in response to the FTC’s request and we have had informal discussions with the FTC on this matter since that date. We believe that the negative publicity generated by these FTC actions harmed our business and results of operations in the United States and further actions by the FTC or other comparable state or federal regulatory agencies, in the United States or abroad, could have a further negative impact on us in the future.

     In addition, we are susceptible to government initiated campaigns that do not rise to the level of formal regulations. For example, the South Korean government, several South Korean trade groups and members of the South Korean media initiated campaigns in 1997 and 1998 urging South Korean consumers not to purchase luxury or foreign goods. We believe that these campaigns, and the related media attention they received, together with the economic recession in the South Korean economy, significantly harmed our recently opened South Korean business. Our revenue from our South Korean operations decreased by 85% in 1998 as compared to 1997. We cannot assure you that similar government, trade group or media actions will not occur again in South Korea or in other countries where we operate or that such events will not similarly harm our net operations.

The loss of key high-level distributors could negatively impact our distributor growth and our revenue.

     We have approximately 550,000 active distributors and 26,000 executive distributors. Approximately 400 distributors currently occupy the highest distributor level under our Global Compensation Plan. These distributors, together with their extensive networks of downline distributors, account for substantially all of our revenue. As a result, the loss of a high-level distributor or a group of leading distributors in the distributor’s network of downline distributors whether by their own choice or through disciplinary actions by us for violations of our policies and procedures could negatively impact our distributor growth and our revenue.

Laws and regulations may prohibit or severely restrict our direct sales efforts and cause our revenue and profitability to decline.

     Various government agencies throughout the world regulate direct sales practices. These laws and regulations are generally intended to prevent fraudulent or deceptive schemes, often referred to as “pyramid” schemes, that compensate participants for recruiting additional participants irrespective of product sales, use high pressure recruiting methods and/or do not involve legitimate products. The laws and regulations in our current markets often:

•	impose order cancellations, product returns, inventory buy-backs and cooling-off rights for consumers and distributors;

•	require us or our distributors to register with governmental agencies;

•	impose reporting requirements to regulatory agencies; and/or

•	require us to ensure that distributors are not being compensated based upon the recruitment of new distributors.

Complying with these widely varying and sometimes inconsistent rules and regulations can be difficult and require the devotion of significant resources on our part. If we are unable to continue business in existing markets or commence operations in new markets because of these laws, our revenue and profitability will decline.

     China currently has laws that prohibit us from conducting business using our current direct selling distribution model. In 2001, China was admitted to the World Trade Organization and as a result, China has agreed to ease its current restrictions on direct selling by December 2004. There can be no assurance, however, that these restrictions will in fact be eased or, if they are, that we will be allowed to conduct a direct selling business in China. Other countries where we currently do business could change their laws or regulations to negatively affect or prohibit completely direct sales efforts. In addition, government agencies and courts in the countries where we operate may use their powers and discretion in interpreting and applying laws in a manner that limits our ability to operate or otherwise harms our business. If any governmental authority were to bring a regulatory enforcement action against us that interrupts our business, revenue and earnings would likely suffer.

Challenges by private parties to the form of our network marketing system could harm our business.

     We may be subject to challenges by private parties, including our distributors, to the form of our network marketing system or elements of our business. In the United States, the network marketing industry and regulatory authorities have generally relied on the implementation of distributor rules and policies designed to promote retail sales to protect consumers and to prevent inappropriate activities and to distinguish between legitimate network marketing distribution plans and unlawful pyramid schemes. We have adopted rules and policies based on case law, rulings of the FTC, discussions with regulatory authorities in several states and domestic and global industry standards. Legal and regulatory requirements concerning network marketing systems, however, involve a high level of subjectivity, are inherently fact based and are subject to judicial interpretation. Because of the foregoing, we can provide no assurance that we would not be harmed by the application or interpretation of statutes or regulations governing network marketing, particularly in any civil challenge by a current or former distributor.

Government regulation of our products and services may restrict or inhibit introduction of these products in some markets and could harm our business.

     Our products and our related marketing and advertising efforts are subject to extensive government regulation by numerous domestic and foreign governmental agencies and authorities. These include the Food and Drug Administration, or FDA, the FTC, the Consumer Product Safety Commission, and the United States Department of Agriculture in the United States, State Attorneys General and other state regulatory agencies, and the Ministry of Health, Labor and Welfare in Japan along with similar government agencies in foreign markets where we operate. We may be unable to introduce our products in some markets if we fail to obtain the necessary regulatory approvals, or if any product ingredients are prohibited. For example, we stopped marketing our product Cholestin (the red yeast rice version) as a dietary supplement in the United States because the FDA believed Cholestin qualified as a drug and therefore required FDA approval before it could be sold in the United States. Our markets have varied regulations concerning product formulation, labeling, packaging and importation. These laws and regulations often require us to, among other things:

•	reformulate products for a specific market to meet the specific product formulation laws of that country;

•	conform product labeling to the regulations in each country; and

•	register or qualify products with the applicable government authority or obtain necessary approvals or file necessary notifications for the marketing of our products.

     Failure to introduce products or delays in introducing products could reduce revenue and decrease profitability. Regulators also may prohibit us from making therapeutic claims about products despite research and independent studies supporting these claims. These product claim restrictions could prevent us from realizing the potential revenue from some of our products.

Increases in duties on our imported products in our non-United States markets could reduce our revenue and harm our competitive position.

     Historically, we have imported most of our products into the countries in which they are ultimately sold. These countries impose various legal restrictions on imports and typically impose duties on our products. In any given country, regulators may increase duties on imports and, as a result, reduce our profitability and harm our competitive position relative to locally produced goods. In some countries, government regulators may prevent importation of our products altogether.

Governmental authorities may question our intercompany transfer pricing policies or change their laws in a manner that could increase our effective tax rate or otherwise harm our business.

     As a United States company doing business in international markets through our subsidiaries, we are subject to foreign tax and intercompany pricing laws, including those relating to the flow of funds between our company and our subsidiaries. Regulators in the United States and in foreign markets closely monitor our corporate structure and how we effect intercompany fund transfers. If regulators challenge our corporate structure, transfer pricing mechanisms, or intercompany transfers, our operations may be harmed, and our effective tax rate may increase. Tax rates vary from country to country, and if regulators determine that our profits in one jurisdiction may need to be increased, we may not be able to fully utilize all foreign tax credits that are generated, which will increase our effective tax rate. For example, our corporate income tax rate in the United States is 35%. If our profitability in a higher tax jurisdiction, such as Japan where the corporate tax rate is currently set at 46%, increases disproportionately to the rest of our business, our effective tax rate may increase. We cannot assure you that we will continue operating in compliance with all applicable customs, exchange control and transfer pricing laws, despite our efforts to be aware of and comply with such laws. If these laws change, we may need to adjust our operating procedures and our business may suffer.

Losing suppliers or rights to sell products could harm our business.

     For approximately nine years, we have acquired ingredients and products from one unaffiliated supplier that currently manufactures approximately 50% of our Nu Skin personal care products. We currently rely on two unaffiliated suppliers, one of which supplies 38% and the other of which supplies 27% of our Pharmanex nutritional supplements. We obtain one of our nutritional supplements, Cordymax Cs-4, from a sole supplier in China pursuant to a contract expiring in 2006. We also license the right to distribute some of our products from third parties. Because of the concentrated nature of our suppliers and manufacturers, the loss of any of these suppliers or manufacturers, or the failure of suppliers to meet our needs, could restrict our ability to produce or distribute many products and harm our revenue as a result.

We depend on our key personnel and the loss of the services provided by any of our executive officers or other key employees could harm our business and results of operations.

     Our success depends to a significant degree upon the continued contributions of our senior management, many of whom would be difficult to replace. These employees may voluntarily terminate their employment with us at any time. We may not be able to successfully retain existing personnel or identify, hire and integrate new personnel. In particular, our Chief Financial Officer, Corey Lindley, oversees our new market development efforts in addition to his financial responsibilities. Due to our significant investment in China and the complexity and potential significance of that market, he will relocate for a period of time to Shanghai, China in the fall of 2002. We expect Mr. Lindley to continue to function as our Chief Financial Officer while he resides in Asia. If we need to replace Mr. Lindley as the Chief Financial Officer and we cannot find a suitable replacement, or if we lose the services of our other executive officers or key employees for any reason, our business, financial condition and results of operations could be harmed.

Our markets are intensely competitive, and market conditions and the strengths of competitors may harm our business.

     The markets for our Nu Skin and Pharmanex products are intensely competitive. Our results of operations may be harmed by market conditions and competition in the future. Many competitors have much greater name recognition and financial resources than we have, which may give them a competitive advantage. For example, our Nu Skin products compete directly with branded, premium retail products. We currently do not have significant patent or other proprietary protection, and competitors may introduce products with the same ingredients that we use in our products. Because of regulatory restrictions concerning claims about the efficacy of dietary supplements, we may have difficulty differentiating our products from competitors’ products, and competing products entering the nutritional market could harm our nutritional supplement revenue. The markets for many of our Big Planet products are extremely competitive and price-sensitive, which has kept margins low for these products and negatively impacted our ability to sell these products in a profitable manner. We cannot assure you that we will be able to successfully identify and market high margin products that would fit in our technology-oriented Big Planet product line and improve our profitability.

     We also compete with other network marketing companies for distributors. Some of these competitors have a longer operating history and greater visibility, name recognition and financial resources than we do. Some of our competitors have also adopted and could continue to adopt some of our successful business strategies, including our global compensation plan for distributors. Consequently, to successfully compete in this market and attract and retain distributors, we must ensure that our business opportunities and compensation plans are financially rewarding. We cannot assure you that we will be able to successfully compete in this market.

Product liability claims could harm our business.

     We may be required to pay for losses or injuries purportedly caused by our products. Although we have had a very limited product claims history, we have recently experienced difficulty finding insurers willing to provide product liability coverage at reasonable rates due to insurance industry trends and the rising cost of insurance generally. As a result, we have elected to self-insure our product liability risks for our core product lines. Until we elect and are able to obtain product liability insurance, if any of our products are found to cause any injury or damage, we will be subject to the full amount of liability associated with any injuries or damages. This liability could be substantial. We cannot predict if and when product liability insurance will be available to us on reasonable terms.

System failures could harm our business.

     Because of our diverse geographic operations and our complex distributor compensation plan, our business is highly dependent on efficiently functioning information technology systems. These systems and operations are vulnerable to damage or interruption from fires, earthquakes, telecommunications failures and other events. They are also subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite any precautions, the occurrence of a natural disaster or other unanticipated problems could result in interruptions in services and reduce our revenue and profits.

The market price of our Class A common stock is subject to significant fluctuations due to a number of factors which are beyond our control, including but not limited to variations in our quarterly operating results, market trends related to our products and economic and currency exchange issues in the foreign markets we operate.

     Many factors could cause the market price of our stock to fall. Some of these factors are:

•	fluctuations in our quarterly operating results;

•	the sale of shares of Class A common stock by our original or significant stockholders;

•	general trends in the market for our products;

•	acquisitions by us or our competitors;

•	economic and/or currency exchange issues in those foreign countries in which we operate;

•	changes in estimates of our operating performance or changes in recommendations by securities analysts; and

•	general business and political conditions.

     Broad market fluctuations could also lower the market price of our Class A common stock regardless of our actual operating performance. In addition, we have publicly disclosed our five-year growth projections and these long-term projections are inherently risky and uncertain. If we fail to meet the metrics contained in those projections, our stock price may be harmed.

The holders of our Class B common stock control over 90% of the combined stockholder voting power, and third parties will be unable to gain control of our company through purchases of Class A common stock.

     The original stockholders of our company, together with their family members and affiliates, have the ability to control the election and removal of the board of directors and, as a result, future direction and operations, without the supporting vote of any other stockholder. Consequently, these original stockholders, together with their family members and affiliates, are able to control decisions about business opportunities, declaring dividends, issuing additional shares of Class A common stock or other securities, and the approval of any merger, consolidation or sale of all or substantially all of our assets. These stockholders own all outstanding shares of Class B common stock, which have ten-to-one voting privileges over shares of Class A common stock. They may make decisions that are adverse to your interests. Currently, these stockholders and their affiliates collectively own shares that represent more than 90% of the combined voting power of the outstanding shares of both classes of common stock. As long as these stockholders are majority stockholders, third parties will not be able to obtain control of our company through open-market purchases of shares of our Class A common stock.

Approximately 54 million shares and vested options, or 67% of our total outstanding shares, are restricted from immediate resale but may be sold into the market in the near future, which could affect the market price of our Class A common stock.

     If our stockholders sell a substantial number of shares of our Class A common stock in the public market, the market price of our Class A common stock could fall. Several of our principal stockholders hold a large number of shares of the outstanding Class A common stock and the Class B common stock that are convertible into Class A common stock. Some of the original stockholders have been actively selling shares on the open market. Additional sales by these stockholders or a decision by any of the other principal stockholders to aggressively sell shares could depress the market price of our Class A common stock.

     As of July 1, 2002, we had 81,570,961 shares of common stock outstanding. All of these shares are freely tradeable, except for approximately 54 million shares and vested options held by certain stockholders and our executive officers and directors, which are subject to lock-up restrictions as described below. These shares will become eligible for sale in the public market as follows:

Number of Shares	Date

Approximately 17 million	90 days after July 26, 2002 pursuant to a lock-up agreement between the underwriters and our officers, directors and certain original shareholders who did not sell in the recent offering

Approximately 4 million	180 days after July 26, 2002 pursuant to a lock-up agreement among the underwriters, us and R. Craig Bryson

Approximately 33 million	2 years after July 26, 2002 pursuant to a lock-up agreement among the underwriters, us and stockholders who sold shares in the recent offering, which restrictions may be waived only with the consent of the majority of our independent directors

     The above table reflects the lock-up arrangements with the underwriters pursuant to which we and our executive officers, directors and those original shareholders who did not sell shares in the recent public offering have agreed that we will not sell or otherwise dispose of any shares of Class A common stock, or securities convertible into or exchangeable for our Class A common stock, without the prior written consent of the underwriters for a period of 90 days after July 26, 2002. In addition, the table reflects the lock-up arrangements among the selling stockholders in the offering, the underwriters and us, providing that the company’s original shareholders who are selling in this offering (constituting all but one of the selling stockholders, which is a charitable organization) will not sell or otherwise dispose of any shares of Class A common stock, or securities convertible into or exchangeable for our Class A common stock, without the prior written consent of the underwriters and the majority of our independent directors for a period of two years after July 26, 2002, except with respect to the shares beneficially owned by R. Craig Bryson whose lock-up agreement is for a period of 180 days. This agreement is subject to the following exceptions:

•	charitable donations in the second year of up to 500,000 shares in the aggregate by the selling stockholders to a charitable organization;

•	transfers of common stock to selling stockholders from fixed charitable remainder trusts established by the selling stockholder;

•	transfers of common stock to immediate family members or related persons or estate planning entities who agree to be bound by the terms of this two-year lock-up agreement;

•	sales of shares of which the selling stockholder is deemed to have beneficial ownership but whose interest presents no opportunity to profit from the shares being sold; and

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transfers of shares by lenders under an existing pledge of shares as security for a loan of approximately $20 million to Nedra D. Roney in the case of a default under the loan or in connection with a refinancing thereof.

     We have also entered into a separate lock-up arrangement with the original shareholders pursuant to which these shareholders agree that after the expiration of the 2 year lock-up agreement they will be subject to the volume restrictions set forth under Rule 144, as in effect on the date of this prospectus, on the sale of shares, which shares would otherwise be eligible for unlimited sale under the securities laws. In the event these lock-up restrictions were removed, the resulting sales could cause the price of our Class A common stock to decline.